SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 29, 2000

THE GEON COMPANY
(Exact name of registrant as specified in charter)

Delaware	1-11804	34-1730488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Geon Center, Avon Lake, Ohio	44012
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 440-930-1001

Not Applicable
(Former name or former address, if changed since last report.)

Item 5. Other Events

The Geon Company (NYSE: GON) and M.A. Hanna Company (NYSE: MAH; CHICAGO) announced that at special meetings, stockholders of each company authorized their consolidation into a new organization known as PolyOne Corporation.

Item 7(c). Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit 99.1 Press Release of August 29, 2000 announcing that The Geon Company (NYSE: GON) and M.A. Hanna Company (NYSE: MAH; CHICAGO) at special meetings, stockholders of each company authorized their consolidation into a new organization known as PolyOne Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON COMPANY

By \s\ Gregory L. Rutman
Secretary

Dated August 29, 2000